EXHIBIT 3.1

Text of amendment to the introductory clause of Section 3 of the Certificate of Designations

The introductory clause of Section 3 of the Certificate of Designations is amended to read in its entirety as follows:

“Except as otherwise required by law, the holders of shares of Series C Preferred Stock shall not have any voting rights, provided, however, the holders of shares of Series C Preferred Stock shall have the following voting rights.”